BFBorgers CPA PC
Certified Public Accountants

October 15, 2023

Laser Photonics Corporation
1101 N. Keller Road, Suite G
Orlando, FL 32810

Effective October 15, 2023, we will cease our services as your accountants. We have reached this decision reluctantly and after substantial deliberation.

We look forward to helping you make a smooth transition with your new accountants.

Sincerely,

B F Borgers CPA PC

BF Borgers CPA PC